FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, April 23, 2018

Ger. Gen. N°6 /2018

Mr. Joaquin Cortez H.

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

                                                                                                                              Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law N°18,045, and as established under General Norm N° 30 of the former Superintendence of Securities and Insurance, duly authorized,  I hereby inform you of the following Significant Event related to the voluntary Public Tender Offer (the “Tender Offer”) for the Brazilian electricity distributor Eletropaulo Metropolitana de Electricidade de Sao Paulo  (Eletropaulo),  as already reported in the significant events dated April 17 and 19, 2018, launched by Enel Investimentos Sudeste S.A. (Enel Sudeste), a wholly-owned investment vehicle of Enel Brasil S.A., our subsidiary.

Enel Sudeste has modified, as of today, the terms of the referred Tender Offer, committed to subscribe a capital increase of at least 1.5 billion Brazilian Reals (BRL), equivalent to approximately US$ 440 million, at the current exchange rate, should none of the public tender offers in competition be successful. This commitment seeks to facilitate the decision of Eletropaulo’s Board of Directors of revoking the current capital increase which, as it is currently structured, is creating undue interferences in the public tender offers process.

This commitment is alternative to the one undertaken by Enel Sudeste of subscribing a capital increase for the same amount should the Public Tender Offer be successful, as was already announced to the market in the Significant Event dated April 19, 2018.

It should be noted that the price per share offered by Enel Sudeste in said Public Tender Offer is BRL 28. The Tender Offer is aimed at acquiring Eletropaulo’s total equity and is subject, among others, to the acquisition of a shares’ number that would represent more than 50% of Eletropaulo’s share capital, and leaving without effect the Eletropaulo’s capital increase in progress.

Sincerely yours,

Paolo Pallotti

Chief Financial Officer

Enel Américas S.A.

cc.:           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

                Comisión Clasificadora de Riesgo (Risk Classification Commission)

                Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

                Depósito Central de Valores (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: April 24, 2017